Exhibit 99.1

Marine Harvest NASF - March 6, 2014 Alf-Helge Aarskog Leading the blue revolution

Forward looking statements 2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the completion and capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda 3 . Highlight Q4 . Fundamentals . Marine Harvest going forward . Biology in focus

Highlights 4 . All time high revenues . Strong market driven by increased demand . Operational EBIT NOK 1,034 million . Listed on NYSE 28 January 2014 . Quarterly dividend of NOK 1.20 per share (ex. 1:10 reverse split)

Key financials 5 Marine Harvest Group - main figures NOK million Operational revenue and other income 6 743 4 071 19 230 15 569 Operational EBIT 1) 1 034 64 3 210 643 Cash flow from operations - 51 - 169 1 959 1 553 Net interest-bearing debt (NIBD) 7 797 5 381 7 797 5 381 Underlying EPS as of 31.12 2013 (NOK) 2) 0.18 -0.01 0.54 0.06 Net cash flow per share as of 31.12.2013 (NOK) 3) -0.19 -0.09 -0.04 0.26 Underlying EPS - after reverse split (10:1) (NOK) 2) 1.83 -0.09 5.37 0.63 Net cash flow per share - after reverse split (NOK) 3) -1.92 -0.86 -0.41 2.55 ROCE 4) 20.3% 2.0% 18.2% 3.9% Harvest volume (gutted weight tonnes, salmon) 103 378 103 215 343 772 392 306 Operational EBIT - NOK per kg3 Norway 12.03 3.62 10.83 3.23 Scotland 10.23 -1.14 12.45 3.80 Canada 10.20 -4.81 10.19 -3.48 Chile 2.48 -8.17 -2.32 -2.26 See notes in appendix Q4. 13 Q4. 12 2013 2012

Norway: Operational EBIT/kg per region 6 Including contribution from Sales and Marketing

Implied protein consumption driven by population growth only Sources: FAO (2009); FAOstat Food Balance Sheets, United Nations population data; World Population Prospects: the 2012 Revision Assumption: Constant consumption of protein per capita

Farmed Atlantic salmon relatively small 8 Sources: OECD-FAO Agricultural Outlook 2013 Kontali Analyse Atlantic salmon

Large opportunities within aquaculture species 9 Source: Kontali Analyse

Examples of protein co’s and area of potential 10

11 Value CAGR of 8% - Volume CAGR of 6%

12 Canada Volume: 28 000 Chile Volume: 56 000 Faroe Islands Volume: 9 000 Scotland Volume: 50 000 Ireland Volume: 8 000 Norway Region North Volume: 62 000 Norway Region Mid Volume: 59 000 Norway Region West Volume: 77 000 Norway Region South Volume: 56 000 Marine Harvest farming regions

3. MHG – 2014 Vertical Integrated Leading position across the value chain 13 Bilder 220 thousand tonnes vs. global production of ~2.6m Marine Harvest business areas New #1 #1 405 thousand tonnes vs. global production of c.1.85m (22%) Global sales network Leading position in VAP Focus areas: Successful construction and implementation by July 2014 Acquisitive growth in Norway and Chile Integration of Morpol Restructuring programme in VAP Organic growth in VAP Position: Bilder Bilder

Biology in focus 14

15 Tough biological conditions in Chile. . Weighted average EBIT/kg for selected listed companies in Chile and Rest of World

16 leads to strong cost increases . Weighted average EBIT/kg for selected listed companies in Chile

17 Source: Sernapesca and declining yields per smolt for the industry . Cannot rule out unprofitable operations next few years . Slight decline in industry volumes expected in 2014

MHG – Sea lice treatments per site in operation in Chile 18

The scientific and competent authorities question average MAB on sustainabiliy 19 «The Norwegian Directorate of Fisheries also envisions that the environmental consequences of the proposal most likely will depend on how the flexibility is used, also more locally. Larger volumes of fish in the sea may increase the risk of various diseases, including sea lice, and this is not insignificant when the increased biomass is realized» «The Norwegian Food Security Authority believes that due to the industry's challenges regarding sea lice, it is not defensible to implement option 2 until the new system for monitoring and control of sea lice is established and have proven to work in practice» «Increased biomass in sea will also require the industry players to have adequate and well-functioning contingency plans to deal with disease outbreaks in a responsible manner. () An increase of the biomass in sea makes the need for well-functioning contingency plans at site level even more precarious» «On the basis of the above considerations, the Norwegian Environment Agency will discourage options 2, 3 and 4. We are particularly concerned about the risk of increased environmental impacts from option 2 ()» Tekna : «Today we see challenges associated with lice and diseases during the fall in most parts of the country, and will therefore not support the proposal of average MAB which can lead to increased biomass in the fall» «The Institute of Marine Research believes that with the current regulation of sea lice, an implementation of average MAB (option 2), may increase the emissions of sea lice during fall, and therefore recommends to either keep the current system (option 1) or limit the allowed MAB by 5% as proposed in option 3 and 4 in order to avoid increased risk of environmental impact from sea lice during fall» All quotes are translated from Norwegian by Marine Harvest. Please see the original documents here: http://www.regjeringen.no/nb/dep/nfd/dok/horinger/horingsdokumenter/2013/horing-av-forslag-om-videreutvikling-av- /horingsuttalelser.html?id=739001 New regulations in Norway?

Marine Harvest’s Opinion › Aquaculture has a great potential in Norway: creating values in coastal communities while producing healthy and climate friendly food. Realizing this potential demands careful management and biological control. › In several countries, we have seen the dramatic consequences brought by too fast growth and the lack of an appropriate regulatory regime. › Marine Harvest’s understanding is that the industry will increase its environmental footprint if the production is increased by as much as 20% in a biologically unfavourable time of the year › The sealice impact on wild fish, as well as the risk of disease transfer between fish farms, are currently too high to allow for a production increase of that dimension. › Marine Harvest suggests a long-term and predictable MAB-growth of 3-5% a year in the next ten year periode. This growth should be linked to sustainability indicators and evaluated on a yearly basis. › Aquaculture municipalities should be allowed a share of the income of the long term volume increase.

Are you willing to take the risk? 21 - There is an agreement amongst industry players that the suggested regime change will lead to growth, however there are different opinions on the size of this growth. - The scientific and the competent authorities all agree that this growth will have a negative impact on the industry’s environmental sustainability. - If the industry is not environmentally sustainable, it will threaten both our economic and social sustainability. The question the decision makers need to answer : - Are you willing to take the risk of ignoring the scientific advice? - The consequenses of a biological overburdening will impact the whole industry and the local communities

. Initial signals implies more liberal licensing regime . Introduction of average Maximum Allowed Biomass constraints . Assessment of current licensing system in general . This may lead to increased biological risk and reduced sustainability . Marine Harvest perceives this as a threat due to the industry’s dependency of a well regulated and sustainable framework . Marine Harvest’s recommendation: . Continuation of current system with maximum allowed biomass . Predictable annual capacity increase of 3-5% for ten years if deemed sustainable . Aquaculture Stewardship Council (ASC) certification should be encouraged . Establishment of Aquaculture Directorate to secure uniform approach . Proceeds from increased capacity directed to host communities Expectations for new Norwegian government 22

Outlook 23 . Strong market poses attractive 2014 net cash flow opportunity . Forward prices of NOK 38 per kg in 2014 and 35 in 2015 . Significantly reduced level of investment . Strategic focus areas . Successful development of green-field feed capacity . Acquisitions in Norway and Chile . Integration of Morpol . Expected impact from the higher than normal investments in 2013 . 65 000 tonnes increase in 2014 harvest volumes . Significant feed capacity in Norway from 2H 2014